UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1 PRESS RELEASE DATED AUGUST 1, 2007

We, LDK Solar Co., Ltd., have announced our unaudited financial results for the second quarter ended June 30, 2007. All our financial results are reported on a U.S. GAAP basis.
Second Quarter 2007 Financial Highlights:
•	Revenue of $99.1 million, up 716% from the year ago quarter
•	Gross profit of $34.9 million, up 1,265% from the year ago quarter
•	Net income of $28.7 million, or $0.29 per diluted ADS, up 2,083% from the year ago quarter
•	Increased annualized multicrystalline wafer production capacity from 215 MW to 300 MW, up 40% quarter-over-quarter
Our net sales for the second quarter of fiscal 2007 were $99.1 million, up 35% sequentially from $73.4 million for the first quarter of fiscal 2007, and up 716% year-over-year from $12.1 million for the second quarter of fiscal 2006.
Our gross profit for the second quarter of fiscal 2007 was $34.9 million, up 23% sequentially from $28.4 million for the first quarter of fiscal 2007, and up 1,265% year-over-year from $2.6 million for the second quarter of fiscal 2006. Gross margin for the second quarter of fiscal 2007 was 35.2%, compared with 38.7% in the first quarter of fiscal 2007 and 21.0% in the second quarter of fiscal 2006.
Our net income for the second quarter of fiscal 2007 was $28.7 million, or $0.29 per diluted ADS, compared to net income of $24.5 million, or $0.27 per diluted ADS for the first quarter of fiscal 2007, and $1.3 million, or $0.02 per diluted ADS for the second quarter of fiscal 2006.
We ended the second quarter of fiscal 2007 with $250.6 million in cash and cash equivalents.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. We undertake no obligation to update these statements.
For the third quarter of fiscal 2007, we estimate our revenue to be in the range of $115 to $125 million and fully diluted earnings per ADS of $0.29 to $0.32.
Conference Call Details
The LDK Second Quarter teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on Wednesday, August 1, 2007. To listen to the live conference call, please dial 800-257-6607 (within U.S.) or 303-262-2006 (outside U.S.) at 4:50 p.m. ET on August 1, 2007. An audio replay of the call will be available to investors through August 6, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11093873#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.

EXHIBITS

Exhibit
Number		Page
Exhibit 99.1	Press Release dated August 1, 2007	5

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 1, 2007